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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                              DIALOGIC CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                INTEL CORPORATION

                        INTEL LMH ACQUISITION CORPORATION
                                    (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   25249910-8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                          SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                                 KENNETH R. LAMB
                               GREGORY J. CONKLIN
                           GIBSON, DUNN & CRUTCHER LLP
                              ONE MONTGOMERY STREET
                                  TELESIS TOWER
                             SAN FRANCISCO, CA 94104
                                 (415) 393-8200
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                                  INTRODUCTION

   This Amendment No. 2 dated July 2, 1999 to Tender Offer Statement on Schedule 14D-1 dated June 7, 1999 (the "Schedule 14D-1") relates to the offer by Intel LMH Acquisition Corporation, a New Jersey corporation, and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, no par value of Dialogic Corporation, a New Jersey corporation (the "Company"), at a price of $44 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

   Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION

   Item 10 is hereby amended and supplemented by the addition of the following information thereto:

   A copy of Intel and the Company's press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for federal antitrust review of the Offer expired at 11:59 p.m., Washington, D.C. time, on Thursday, July 1, 1999, is filed as Exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   Item 11 is hereby amended and supplemented by the addition of the following exhibit:

   (a)(9) Press Release dated July 2, 1999, issued by Intel and the Company.


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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1999             INTEL LMH ACQUISITION CORPORATION

                                By: /s/    CARY KLAFTER
                                    ------------------------------------
                                    Cary Klafter
                                    Vice President and Secretary

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1999             INTEL CORPORATION

                                By: /s/    F. THOMAS DUNLAP, JR.
                                    ------------------------------------
                                    F. Thomas Dunlap, Jr.
                                    Vice President, General Counsel
                                    and Secretary


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                                  EXHIBIT INDEX



  Exhibit                                 EXHIBIT INDEX
  -------                                 -------------
  (a)(9)     Press release dated July 2, 1999, issued by Intel and the Company.
